Exhibit 1.4

NYSE-A: ROY	NR 10-01

TSX: IRC	January 11, 2010

INTERNATIONAL ROYALTY REITERATES RECOMMENDATION THAT
SHAREHOLDERS REJECT FRANCO-NEVADA’S UNSOLICITED OFFER
DENVER, COLORADO — January 11, 2010 — International Royalty Corporation (NYSE-A:ROY, TSX: IRC) (“IRC”) today reiterates that its board of directors has unanimously recommended that IRC shareholders REJECT the unsolicited offer from Franco-Nevada Corporation (“Franco-Nevada”) through 7293275 Canada Inc., a wholly-owned subsidiary, to acquire any and all IRC common shares for C$6.75 per share (the “Franco-Nevada Offer”). The board of directors’ unanimous recommendation, together with the reasons for its recommendation, is contained in a directors’ circular (the “Directors Circular”) which was filed by IRC on December 29, 2009 with Canadian and United States securities regulators and which has been mailed to IRC shareholders and optionholders.
The Directors Circular also contains a discussion of the terms of the arrangement agreement entered into between IRC and Royal Gold, Inc. as previously announced on December 18, 2009 and as described in detail in the material change report of IRC dated December 24, 2009 and filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com under IRC’s profile (the “Royal Gold Transaction”). As indicated in the Directors Circular, IRC believes that the Royal Gold Transaction is superior to the Franco-Nevada Offer and more attractive to IRC shareholders.
In the event that an IRC shareholder has not yet received his or her copy of the Directors Circular by mail, he or she will find a copy of the Directors Circular on the IRC website at www.internationalroyalty.com. IRC shareholders are encouraged to read the Directors Circular in its entirety.
IRC shareholders will have likely received by now a take-over bid circular from Franco-Nevada requesting IRC shareholders to tender their IRC shares to the Franco-Nevada Offer. IRC shareholders are encouraged to be careful not to confuse Franco-Nevada’s take-over bid circular with IRC’s Directors Circular. For the reasons outlined in the Directors Circular, IRC recommends that its shareholders REJECT the Franco-Nevada Offer and NOT TENDER their shares. This can be accomplished by doing nothing. IRC shareholders do not need to respond to Franco-Nevada’s solicitation materials. If any IRC shareholders have already tendered their IRC shares to the Franco-Nevada Offer, IRC recommends that shareholders withdraw them. For assistance with withdrawing their IRC shares from the Franco-Nevada Offer, shareholders are encouraged to contact their broker or IRC’s information agent, Georgeson, at one of the numbers listed below.

A special meeting of securityholders of IRC is scheduled to be held on Tuesday, February 16, 2010 at which IRC shareholders and optionholders will be asked to approve the Royal Gold Transaction. Subject to receipt of an interim order from the Ontario Superior Court of Justice (Commercial List), which is expected to be obtained shortly, IRC intends to mail a detailed management proxy circular regarding the Royal Gold Transaction to IRC shareholders and optionholders in mid-January 2010. This interim order is required by Canadian law and is a standard part of the acquisition process. The management proxy circular will contain further details concerning the Royal Gold Transaction and the process required for IRC shareholders to vote their shares.
For Investor Questions, Including How to Withdraw Shares from the Franco-Nevada Offer
IRC shareholders who have questions or who may have already tendered their common shares to the Franco-Nevada Offer and wish to withdraw them, may do so by contacting their broker or IRC’s information agent, Georgeson, at one of the following numbers:
North American Toll-Free Number: 1-866-725-6575
Banks, Brokers and Collect Calls: 1-212-806-6859
International Royalty Corporation
IRC is a global mineral royalty company. IRC holds 85 royalties including an effective 2.7% NSR on the Voisey’s Bay mine, a sliding scale NSR on the Chilean portion of the Pascua-Lama project, a 1.5% NSR on the Las Cruces project and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Amex (NYSE-A:ROY).
On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION
Douglas B. Silver
Chairman and CEO
For further information, please contact:
Jack Perkins, Director of Investor Relations: (303) 991-9500
Douglas B. Silver, Chairman and CEO: (303) 799-9020
info@internationalroyalty.com
www.internationalroyalty.com
Renmark Financial Communications Inc.
Barbara Komorowski: bkomorowski@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com